Exhibit 11.1

EVEREST RE GROUP, LTD.
COMPUTATION OF EARNINGS PER SHARE
For The Three And Nine Months Ended September 30, 2003 and 2002
(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net Income	$100,326	$61,270	$304,248	$175,738

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding
- basic	55,498,706	50,976,628	53,513,927	50,138,874
Effect of dilutive shares:
Options outstanding	1,055,596	646,902	884,110	827,649
Options exercised	6,488	2,189	9,078	6,181
Options cancelled	1,227	453	820	923

Average shares outstanding
- diluted	56,562,017	51,626,172	54,407,935	50,973,627
Net Income per common share:
Basic	$1.81	$1.20	$5.69	$3.51
Diluted	$1.77	$1.19	$5.59	$3.45